WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477

Wanxing Road Chengdu, Sichuan, China, 610041

Tel: +86 (28) 86210882

VIA EDGAR

September 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Demarest
Jennifer Monick
Ronald (Ron) E. Alper
Pam Long

Re:	WF International Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Filed August 16, 2023
CIK No. 0001979610

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 28, 2023, regarding Draft Registration Statement on Form F-1 submitted to the Commission on August 16, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised registration statement (the “Revised Registration Statement”) with this response letter.

Amendment 1 to Draft Registration Statement on Form F-1 filed August 16, 2023

Overview, page 62

1.	We note your response to comment 3. Please address how recent developments in the Chinese real estate industry, such as the bankruptcy of other real estate companies doing business in China, may affect your current and future business.

In response to the Staff’s comment, we have revised our disclosure in the “Prospectus Summary” section on page 9, the “Risk Factors” section on pages 36-38, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 64 and the “Regulation – Regulations Relating to Tightening Real Estate Development Company Financing Policy” section on page 112 of the Revised Registration Statement.

Note 1-Nature of business and organization

Organization and Reorganization, page F-35

2.	We note, from your response to comment 6, that you believe Ms. Ke Chen had effective control of WF International Limited (“WF”) from its inception. It appears your conclusion is based on the statements that WF was set up on March 2, 2023 with an intention to issue a controlling interest to Ms. Ke Chen (including her husband Jinshan Yao’s shares) and that Ms. Ke Chen held 70% of the voting power. In light of Emerald Investments ownership of 100% of the issued shares of WF from inception until May 22, 2023, please clarify for us how you concluded that Ms. Ke Chen had effective control of WF prior to May 22, 2023 and that Ms. Ke Chen held 70% of the voting power. Within your response, please reference the authoritative accounting literature management relied upon in its determination that Ms. Ke Chen had control of WF prior to May 22, 2023.

We respectfully advise the Staff that the Company believes Ms. Ke Chen had effective control of WF International Limited (“WF”) prior to May 22, 2023, pursuant to ASC 810-10-15-8. This accounting standard provides that a shareholder with less than 50% of the outstanding voting shares may still exercise control through agreements with other shareholders.

Specifically, pursuant to the board resolutions of Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”) on October 10, 2022, which approved Shanyou HVAC to seek an initial public offering in the U.S. and related reorganization plan, Ms. Ke Chen and her spouse would own 70% and Emerald Investments International, LLC (“Emerald Investment”), which is controlled by Ms. Ni Jiang, would own 30% of the shares of WF. As part of the reorganization plan, Ms. Chen and Ms. Jiang verbally agreed that that Ms. Jiang would temporarily hold 70% of the shares of WF on behalf of Ms. Chen, who has the ultimate voting and investment control over such shares. Ms. Jiang and Ms. Chen further verbally agreed that, during the period when Ms. Ni Jiang held 100% of the shares of WF, Ms. Ni may only manage WF’s matters consistent with the pre-approved reorganization process and will obtain Ms. Chen’s written approval for any matters falling outside of those necessary to complete the reorganization process.

Based on the agreements between Ms. Chen and Ms. Jiang, although Ms. Chen held less than 50% of WF’s outstanding voting shares from its inception until May 22, 2023, the Company believes she had effective control over WF pursuant to ASC 810-10-15-8.

In addition, the Company believes Ms. Chen’s effective control over WF was also supported by the fact that, the initial public offering of Shanyou HVAC and related reorganization plan was under the direction and approval of Ms. Chen, who was then a controlling shareholder and sole director of Shanyou HVAC.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP